Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in Regional Health Properties, Inc.’s Amendment No. 1 to Form S-4 of our report dated September 30, 2024 with respect to the consolidated balance sheets of SunLink Health Systems, Inc. and Subsidiaries (the “Company”) as of June 30, 2024 and 2023 and the related consolidated statements of operations and comprehensive earnings and loss, shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2024. Our report contains an explanatory paragraph regarding the Company’s sale of Trace Regional Health System, its healthcare services business, during the year ended June 30, 2024.

We also consent to the reference to our firm under the caption “Experts” in Regional Health Properties, Inc.’s Amendment No. 1 to Form S-4.

/s/ Cherry Bekaert LLP

Atlanta, Georgia
June 2, 2025